

SECURIT 07001544 )N



RECEIVED
FEB 2 7 2007
210
SEC MAIL PROCESSING SECTION
WASH. D.C.


| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-65721 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Liability Solutions Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 East 57th Street, 12th Floor
(No. and Street)

| New York | NY | 10022 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Keane (212) 371-0957
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KBL, LLP
(Name – *if individual, state last, first, middle name*)

| 70-20 Austin Street, Suite 126 | Forest Hills | NY | 11375 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 7 2007
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Patrick Keane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liability Solutions, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

GERARD WILSON
Notary Public, State of New York
No. 01WI4984455
Qualified in Westchester County
Commission Expires July 22, 2009

2/26/2007

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# LIABILITY SOLUTIONS INC.

## FINANCIAL STATEMENTS
## AND SUPPLEMENTARY INFORMATION

**December 31, 2006 and 2005**

# LIABILITY SOLUTIONS INC.

## December 31, 2006 and 2005

### CONTENTS

# KBL, LLP

CERTIFIED PUBLIC ACCOUNTANTS
70-20 AUSTIN STREET SUITE 126 FOREST HILLS NY 11375 (718) 575.5700
67 WALL STREET 22ND FL NEW YORK NY 10005 (212) 785.9700
WWW.KBL.COM

## REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Liability Solutions Inc.

We have audited the accompanying statement of financial condition of Liability Solutions Inc. as of December 31, 2006 and 2005 and the related statements of operations, changes in stockholder's equity, and, cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liability Solutions Inc. at December 31, 2006 and 2005 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule of Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1 and the Reconciliation to the Computation of Net Capital Included in Part IIA of Form X-17A-5 and the Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KBL, LLP

KBL, LLP

Forest Hills, New York
February 26, 2007

## Liability Solutions Inc.

### Statements of Financial Condition

| | | December 31 | |
|---|---|---|---|
| | | 2006 | 2005 |
| **Assets** | | | |
| Cash in Banks | $ | 637,094 | 83,265 |
| Cash - Held by Bank as Collateral for Letter of Credit | | 26,717 | 26,637 |
| Due from Parent Company | | - | 285,046 |
| Due from Officer | | - | 1,042 |
| Prepaid expenses | | 11,245 | 18,641 |
| Deferred Lease Acquisition Costs, net of accumulated amortization of $6,911 in 2006 and $4,459 in 2005 | | 1,115 | 3,567 |
| Furniture and Equipment -- at cost, net of accumulated depreciation of $29,310 in 2006 and $17,912 in 2005 | | 38,397 | 37,019 |
| Total Assets | $ | 714,568 | $ 455,217 |
| **Liabilities and Stockholder's Equity** | | | |
| **Liabilities** | | | |
| Accounts Payable and Accrued Expenses | | 215,313 | 23,462 |
| Total Liabilities | | 215,313 | 23,462 |
| | | | - |
| **Stockholder's Equity** | | | |
| Common stock, no par value, authorized 200 shares, issued and outstanding 100 shares | | 5,000 | 5,000 |
| Additional Paid-In Capital | | 814,261 | 814,261 |
| | | 819,261 | 819,261 |
| Accumulated Deficit | | (320,006) | (387,506) |
| Total Stockholder's Equity | | 499,255 | 431,755 |
| | $ | 714,568 | $ 455,217 |

The accompanying notes are an integral part of these financial statements

## Liability Solutions Inc.

### Statements of Operations

| | Year Ended December 31 | |
|---|---|---|
| | 2006 | 2005 |
| **Revenues** | | |
| Fee income | $ 1,485,802 | $ 587,659 |
| Interest Income | 1,477 | 87 |
| | 1,487,279 | 587,746 |
| **Expenses** | | |
| Employee Compensation, Payroll Taxes, Benefits and Temp Help | 731,385 | 379,935 |
| Regulatory Compliance, including legal fees of $7,671 (2006) and $436 (2005) | 25,253 | 28,835 |
| Occupancy Costs | 87,236 | 85,605 |
| Travel and Related Expenses | 71,126 | 29,300 |
| Accounting and Auditing | 47,960 | 36,689 |
| Other Operating Expenses | 394,475 | 31,078 |
| Communications and Data Processing | 48,493 | 39,980 |
| Depreciation of Property | 11,398 | 9,808 |
| Amortization of Deferred Lease Acquisition Costs | 2,452 | 2,675 |
| Total Expenses | 1,419,778 | 643,905 |
| Net Income (Loss) | $ 67,501 | $ (56,159) |

The accompanying notes are an integral part of these financial statements

## Liability Solutions Inc.

### Statements of Cash Flows

| | Year Ended December 31 | |
|---|---|---|
| | 2006 | 2005 |
| **Cash flows from operating activities:** | | |
| Net (Loss) | $ 67,501 | $ (56,159) |
| Adjustments to reconcile net (loss) to net cash used in operating activities: | | |
| Depreciation and Amortization | 13,850 | 12,483 |
| Decrease (increase) in Accounts Receivable and Accrued Income | - | 10,000 |
| (Increase) in Due From Parent for Accrued Income | - | (265,000) |
| (Increase) Decrease in Prepaid Expenses | 7,396 | (17,416) |
| Increase in Accounts Payable and Accrued Expenses | 191,851 | 4,756 |
| Net cash provided by (used for) operating activities | 280,598 | (311,336) |
| **Cash flows from investing activities:** | | |
| (Increase) in Cash - Held by Bank as Collateral for Letter of Credit | (80) | (87) |
| Advances to Former Officer Repaid to the Company | 1,042 | - |
| Decrease (Increase) in Due from Parent Company | 285,046 | (20,046) |
| Advances to Former Officer Repaid to Parent Company | - | 20,046 |
| Purchase of Furniture and Equipment | (12,777) | (3,550) |
| Net cash provided by (used for) investing activities | 273,231 | (3,637) |
| **Cash flows from financing activities:** | | |
| Contributions of additional paid-in capital from parent company | - | 354,313 |
| Net cash provided by financing activities | - | 354,313 |
| Increase (Decrease) in Cash | 553,829 | 39,340 |
| Cash at Beginning of Period | 83,265 | 43,925 |
| **Cash at End of Period** | $ 637,094 | $ 83,265 |

The accompanying notes are an integral part of these financial statements

## Liability Solutions Inc.

### Statement of Changes in Stockholder's Equity

For the Years Ended December 31, 2006 and 2005

| | Common Shares | Stock Amount | Additional Paid-in Capital | Accumulated Deficit | Total Stockholder's Equity |
|---|---|---|---|---|---|
| **Balances at January 1, 2005** | 100 | $ 5,000 | $ 459,948 | $ (331,348) | $ 133,600 |
| Additional Capital Contributed by Parent Company | - | - | 354,313 | - | 354,313 |
| Net (Loss) | - | - | - | (56,159) | (56,159) |
| Balances at December 31, 2005 | 100 | 5,000 | 814,261 | (387,507) | 431,754 |
| Net Income | - | - | - | 67,501 | 67,501 |
| **Balances at December 31, 2006** | 100 | $ 5,000 | $ 814,261 | $ (320,006) | $ 499,255 |

The accompanying notes are an integral part of these financial statements

## Liability Solutions Inc.

**Notes to Financial Statements**

Years Ended December 31, 2006 and 2005

### NOTE 1 -- NATURE OF OPERATIONS

Liability Solutions Inc., (the "Company") is a broker-dealer registered under Section 15(b) of the Securities Exchange Act of 1934. It has been a member of the National Association of Securities Dealers (NASD) since June 5, 2003. The Company was incorporated on July 12, 2002 in the State of New York and has its principal business location in New York, New York. It is a wholly owned subsidiary of Liability Solutions Limited ("LSL") which is based in London, United Kingdom.

The Company acts as an independent placement agent and advisory specialist for alternative investment products, primarily hedge funds. The Company earns fees for advisory services as agreed with the client. Additionally, fees are earned based on 20% of the fund manager's fees with respect to company placed institutional buyers (the fund manager's fee is generally 1% of the fund value), plus 20% of the fund manager's fees earned on assets over the "high water mark" for placed institutional buyers. The Company does not carry securities accounts for customers, nor does it perform custodial functions relating to customer securities.

Prior to 2006, the Company was considered to be in the development stage.

### NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

a. Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

b. Revenue Recognition

For 2006, the Company recognized as income a 100% allocation of revenues (management and performance fees) earned by LSL in respect of accounts managed by the Company's salespeople as per LSL Board of Directors resolution. The Board of Directors of LSL approved the allocation of $1,245,802 of the management and performance fees for 2006. Additionally, LSL's Board approved consulting fees of $165,000 to the Company for services it provided to LSL pursuant to a Management Services Agreement.

For 2005, the Company recognized as income a 50% allocation of revenues earned by LSL in respect of accounts managed by the Company's salespeople as per LSL Board of Directors resolution. LSL recognizes its income in respect of those accounts by determining the management and performance fees attributable to those accounts in accordance with customer contracts. The Board of Directors of LSL approved the allocation of $460,704 of the revenues for 2005 of which $265,000 was paid in 2006. The allocation of the 50% of revenues earned for 2005 was determined taking into consideration LSL's costs associated with supporting the Company's business operations absent a formal structure at that time providing for the allocation of expenses.

The allocation basis may be changed by LSL from time to time by further Board resolution taking into consideration the level of the Company's support in the following functions: marketing, administrative,

research and management.

Additionally the Company earns fees for advisory services at rates agreed to with the client. For the years ended December 31, 2006 and 2005, the company earned advisory fees of $75,000 and $68,205 respectively.

c. Depreciation and Amortization

→ Property and equipment is stated at cost and principally consists of computer equipment and software. Depreciation and amortization are computed using primarily the straight-line method based upon the estimated useful lives of the related assets of 3 to 7 years

→ Deferred lease acquisition costs of $8,026 consist of legal fees incurred to negotiate the lease as described in Note 6. These costs have been capitalized and are being amortized over the life of the lease.

d. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

e. Risks, Uncertainties and Certain Concentration of Credit Risks and Economic Dependency

The Company is subject to certain risks in connection with investment performance of hedge fund clients that will affect performance fees earned by the Company. The Company also faces credit risks in collection of performance and management fees from client hedge funds. Additionally, the Company has a limited number of hedge fund clients and one of those clients accounted for approximately 66% of the Company's income in 2006.

Financial instruments which potentially subject the Company to concentrations of credit risk consists of cash balances in banks. The Company keeps its cash balances with high quality financial institutions which are federally insured although daily bank balances might exceed limits of federal insurance. Management believes that no significant concentration of credit risk exists with respect to those cash balances.

f. Fair Values of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments", requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, if any, other current assets, accounts payable, accrued expenses and notes payable, if any, approximate fair value because of the short maturity of those instruments.

## NOTE 3 -- INCOME TAXES

Temporary differences and carryovers give rise to deferred tax assets and liabilities. The principal components of the deferred tax assets relate to net operating loss carryovers. As of December 31, 2006, the Company had net operating loss carryovers approximating $258,000 for Federal and state purposes. The net operating loss carryovers expire at various dates through 2025, and because of the uncertainty in the Company's ability to utilize the net operating loss carryovers, a full valuation allowance of approximately $92,000 and $138,000 has been provided on the deferred tax asset at December 31, 2006 and 2005, respectively.

## NOTE 4 -- STOCKHOLDER'S EQUITY

At the time of its incorporation in New York, the Company was authorized to issue 200 shares of its no par value common stock. In 2002, the Company issued 100 shares of its no par value common stock to LSL for $5,000. From the Company's inception (July 12, 2002) through December 31, 2006, LSL (the Company's U.K. parent and the sole owner of all of the Company's issued shares) made contributions of additional paid-in capital aggregating $814,261.

## NOTE 5 -- RELATED PARTY TRANSACTIONS

(a) During 2004 and 2005, the Company advanced $20,046 to a former Director. During the year ended December 31, 2005, LSL collected the full balance due from this former director and it is included in amounts due from parent company as of December 31, 2005.

(b) In 2005, the Company received additional capital contributions from LSL of $354,313.

(c) Amounts due from LSL as of December 31, 2006 and 2005 were $NIL and $285,046 respectively, representing unpaid management fees and other amounts due to the Company. All intercompany charges and credits were settled in full by December 31, 2006.

(d) The Company earned the following fees from LSL for the years ended December 31, 2006 and 2005:

| | December 31 | |
|---|---|---|
| | 2006 | 2005 |
| Management Fee | $ 550,318 | $ 460,704 |
| Consulting Income | 165,000 | 58,750 |
| Performance Fees | 695,484 | - |
| | $ 1,410,802 | $ 519,454 |

(e) Pursuant to a Management Services Agreement, the Company receives executive, financial, sales and marketing, information technology and general services from its parent company, LSL. LSL charged the Company for these expenses for the year ended December 31, 2006 as follows:

| | | |
|---|---|---|
| Administration | $ | 184,143 |
| Information Technology | | 24,772 |
| Research | | 104,988 |
| Sales Support | | 29,948 |
| | $ | 343,851 |

**NOTE 6 – COMMITMENTS**

ii) In April 2004, the Company entered into a non-cancelable office lease in New York, New York providing for monthly rental payments of $7,000 and expiring April 2007.

- Aggregate minimum lease payments due under this lease as of December 31, 2006 are $28,000 for 2007. Additionally, the lease provides that any holdover beyond the lease expiration will be considered a month-to-month lease and will be charged at the rate of double the monthly rent for the original lease term. Management anticipates that it will need to holdover the space for one additional month and anticipates incurring an additional $14,000 in rent beyond the lease term.
- The total rent for these premises was $87,236 for 2006 and $84,043 for 2005.
- In connection with this lease, a bank issued a Letter of Credit on behalf of the Company in the amount of $26,500, which is secured by a bank account with a balance of $26,717 at December 31, 2006.

ii) In February 2007, the the Company entered into a five (5) year non-cancelable office lease in New York, New York providing for minimum fixed monthly rental payments of $17,206. Occupancy is scheduled to commence on May 1, 2007. Rent payments are scheduled to commence on June 1, 2007. The lease expires on April 30, 2007 if occupancy commences on the scheduled date.

- As security for the lease, the Company deposited with the landlord an unconditional, irrevocable and transferable direct pay Letter of Credit issued by and drawn on Citibank in the amount of $206,470 and secured by a bank account with a balance of $206,470. Effective on the three (3) year anniversary of the lease, the security may be reduced to $103,235 provided that the Company has not defaulted on the lease.
- After completion of the first year of the lease, the Company will be required to pay monthly escalation payments based on operating expenses, the amounts of which are currently not determinable.

* The annual minimum lease payments under the lease are as follows:

| Year Ending December 31, | | |
|---|---|---|
| 2007 | $ | 120,442 |
| 2008 | | 206,470 |
| 2009 | | 206,470 |
| 2010 | | 206,470 |
| 2011 | | 206,470 |
| 2012 | | 68,824 |
| Total | $ | 1,015,146 |

## NOTE 7 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is required to maintain minimum capital equal to $5,000. At December 31, 2006, the Company had net capital of $421,781. The Company had an aggregate indebtedness to net capital ratio of 0.51 to 1. The Company's overseas parent, LSL, has committed to contribute additional capital on an as-needed basis. Such contributions will be made as necessary for the Company to continue to maintain its required minimum capital.

## NOTE 8 – SUBSEQUENT EVENT

In February 2007, the Company entered into a non-cancelable lease for office space as fully described in Note 6 - Commitments.

# Liability Solutions Inc.

## Schedule of Computation Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
## December 31, 2006

| | | |
|---|---|---|
| Assets | $ | 714,568 |
| Less Liabilities | | (215,313) |
| Total Ownership Equity | | 499,255 |
| Plus Subordinated Liabilities | | - |
| **Total Capital and Allowable Subordinated Liabilities** | | 499,255 |
| Less Non-allowables | | (77,474) |
| **Net Capital Before Haircuts and Undue Concentration** | | 421,781 |
| Less Haircuts and Undue Concentration | | - |
| **Net Capital** | | 421,781 |
| Minimum Capital Requirement | | 14,354 |
| Excess Net Capital | $ | 436,135 |
| Total Aggregate Indebtedness | $ | 215,313 |
| Percentage of Aggregate Indebtedness to Net Capital | | 51 % |

**Reconciliation to the Computation of Net Capital Included in Part IIA of Form X-17a-5 as of December 31, 2006**

| | | |
|---|---|---|
| Net Capital per above | $ | 421,781 |
| Net Capital Included in Part IIA of Form X-17a-5 as of December 31, 2006 as amended | $ | 421,781 |

The accompanying notes are an integral part of these financial statements

## Liability Solutions Inc.

**Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3**

**December 31, 2006**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

KBL, LLP
CERTIFIED PUBLIC ACCOUNTANTS
70-20 AUSTIN STREET SUITE 126 FOREST HILLS NY 11375 (718) 575.5700
67 WALL STREET 22ND FL NEW YORK NY 10005 (212) 785.9700
WWW.KBL.COM

**Report by Independent Certified Public Accountants on Internal Control**

Board of Directors
Liability Solutions, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Liability Solutions, Inc. (the Company), for the years ended December 31, 2006 and 2005 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above. We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives. This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers (NASD) and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KBL, LLP

New York, New York
February 26, 2007

END